August 29, 2023

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	New Atlas HoldCo Inc.
Registration Statement on Form S-4
Filed August 1, 2023
File No. 333-273585

Ladies and Gentlemen:

Set forth below are the responses of New Atlas HoldCo Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 28, 2023, with respect to Registration Statement on Form S-4, File No. 333-273585, filed with the Commission on August 1, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are also filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. All capitalized terms used in this letter that are not defined have the meaning given in Amendment No. 1.

Registration Statement on Form S-4 filed August 1, 2023

Summary of the Reorganization

New Atlas Charter and New Atlas Bylaws, page 14

1.

We note your disclosure that the rights of stockholders of New Atlas will generally be governed by Delaware law and the New Atlas Charter and New Atlas Bylaws, which will be adopted by New Atlas upon completion of the Mergers, in substantially the forms attached as Annex II and Annex III. However, it does not appear that Annex II and Annex III include the forms of the New Atlas Charter and New Atlas Bylaws. For example, we note that Annex II refers to the Second Amended and Restated Certificate of Incorporation of AESI Holdings Inc. We also note that the provisions set forth in Annex II do not appear to be consistent with your prospectus disclosure regarding the provisions set forth in the New Atlas Charter. Please revise.

RESPONSE:    The Company acknowledges the Staff’s comment and advises that Annex II and Annex III to Amendment No. 1 have been revised as requested.

Securities and Exchange Commission

August 29, 2023

Material U.S. Federal Income Tax Considerations of the Reorganization to U.S. Holders of Class A Common Stock, page 76

2.

Please revise to clearly state the federal income tax consequences of the Reorganization. Refer to Item 4(a)(6) of Form S-4. For example, we note your disclosure on page 13 that “it is expected” that the Pubco Merger will qualify as either (i) a “reorganization” within the meaning of Section 368(a) of the Code, and/or (ii) together with the Opco Merger, as part of integrated transactions constituting a related transfer governed by Section 351(a) of the Code. In addition, please obtain and file a revised tax opinion that addresses and expresses a conclusion for each material tax consequence. Refer to Item 601(b)(8) of Regulation S-K. For example, we note that the opinion filed as Exhibit 8.1 opines only upon the accuracy of certain statements of law or legal conclusions set forth in the registration statement under the caption “Material U.S. Federal Income Tax Considerations of the Reorganization to U.S. Holders of Class A Common Stock,” and note that such section of the registration statement does not express a conclusion as to the tax treatment of the Reorganization. For guidance, refer to Staff Legal Bulletin No. 19.

RESPONSE:    The Company acknowledges the Staff’s comment and advises it that the disclosure has been revised on pages ii, 5, 13, 24 and 77 of Amendment No. 1. In addition, the Company advises that it has revised Exhibit 8.1 to Amendment No. 1 accordingly.

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Securities and Exchange Commission

August 29, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (512) 542-8449.

Very truly yours, NEW ATLAS HOLDCO INC.

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

Enclosures

cc:	Thomas Zentner, Vinson & Elkins L.L.P.